Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

03 JAN 16

facsimile transmittal

03003346

To: Mr. Paul Dudek
Securities and Exchange Commission

Fax: (202) 942-9624

From Debbie Vargo
Saskatchewan Wheat Pool
306-569-4859

Date: 01/15/03

SUPPL

Re: Exemption No: 82-5037

Pages: 4

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PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

dlw 1/29

CONFIDENTIAL

Exemption #: 82-5037

January 15, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated January 15, 2003. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

Saskatchewan Wheat Pool

For Immediate Release
Date: January 15, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL RESPONDS TO AD HOC GROUP'S STATEMENTS

Saskatchewan Wheat Pool said today that it has not yet provided its restructuring proposal to its Medium Term Noteholders and that statements from a Toronto law firm representing an ad hoc group of Noteholders were speculative and not based on a review of the proposal.

A news release issued on behalf of the ad hoc group yesterday said that the group had rejected the Pool's restructuring proposal. This statement's reference to a specific proposal is unclear. In its January 3, 2003 news release, the Pool outlined a general working model for the refinancing of its existing credit facilities and for a proposed exchange of its medium term notes (MTN) into new public notes of the company. Since that date, the company has continued to develop its proposal, and it intends to mail materials on January 16 for a January 31 meeting to approve the proposed securities exchange. Those materials are currently confidential and have not been provided to the ad hoc group or its representatives. Details of the proposal will be contained in the mailing materials, and in further news releases from the company.

If the ad hoc group's statements relate to the company's January 3 news release, the Pool regards them as premature and speculative. The Pool believes that the responsible course of action for all Noteholders, including those participating in the ad hoc group, would be to carefully review the details of the settled proposal when it is received and to consider all available information regarding the company and alternative eventualities. The company believes that such a review should lead to the conclusion that the proposal is fair and reasonable for all Noteholders and that it would be demonstrably in their best interests to approve it.

The company has engaged in discussions with representatives of the ad hoc group and has considered its input in developing the proposal. However, those discussions have been limited by the fact that substantially all the members of that group are not subject to confidentiality agreements with the company and have not been prepared to restrict themselves from continuing to trade in the Pool's securities. The company assumes that the statements regarding the ad hoc group's position are not based on any confidential discussions, which the company may have had with the professional advisors to that group since disclosure of confidential information to unrestricted members of the group would constitute a serious breach of existing agreements.

.../2

Yesterday's statements also referred to the ad hoc group's plans to adjourn the January 31 meeting for the purposes of reconvening the meeting on February 25. As previously disclosed, the company is required by the terms of its existing bank agreements to complete the restructuring by January 31. Given the current circumstances, the company does not regard the proposed plan to delay the meeting as feasible, necessary or desirable. Such tactics may create serious detrimental consequences to the company and to the Noteholders.

The company has been contacted directly by many of its Noteholders and believes that most of its Noteholders do not support the views expressed by the ad hoc group or their tactics of publicly rejecting a proposal that the Noteholders have not yet seen and of seeking to cause material disruption to the company's process.

The Pool intends to extensively discuss the proposal with Noteholders upon its mailing. While the company will also make efforts to obtain the support of representatives of the ad hoc group, it should be noted that they do not have any formal representative capacity or authority and that the individual perspectives and objectives of the Noteholders may vary. The company strongly urges all Noteholders to carefully consider the proposal and alternatives themselves, and to contact the company directly should they wish to receive more information.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, the company's success in restructuring its senior secured debt with its bankers and medium term Noteholders, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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For more information, please contact:

Media: Dawn Blaus: 306-569-4291
Shareholders: Colleen Vancha: 306-569-4782